

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2023

Lee Jacobson
Chief Executive Officer
Robot Cache US Inc.
4330 La Jolla Village Drive, Suite 200
San Diego, California 92122

> **Re: Robot Cache US Inc.**
> **Post-Qualification Amendment No. 3 to the Offering Statement on Form 1-A**
> **Filed March 1, 2023**
> **File No. 024-11954**

Dear Lee Jacobson:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 14, 2023 letter.

Post-Qualification Amendment No. 3 to Registration Statement on Form 1-A

Description of Business
Proprietary Digital Rights Management Using the Blockchain, page 24

1. Please provide a response for prior comment 6. We note that you are in the process of moving from "proof of work" to a blockchain model based on "proof of stake". Please identify the timeline for the move and explain in greater detail how the new "proof of stake" model will work.

Mining -- Earning IRON, page 24

2. Refer to prior comment 2 and provide a list of the blockchains that Users may "opt-in" to mine on through the NiceHash platform. Please also clarify that all such mining activity

offered through the NiceHash platform is limited to proof of work mining.

You may contact Charli Gibbs-Tabler, Staff Attorney, at (202) 551-6388 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Gary Ross